J.P. MORGAN EXCHANGE-TRADED FUND TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

July 28, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: J.P. Morgan Exchange-Traded Fund Trust (the “Trust”)

File Nos. 333-191837; 811-22903

Post-Effective Amendment No. 265

Dear Ms. White:

This letter is in response to the comments you provided telephonically on July 6, 2020 with respect to the filing related to the JPMorgan BetaBuilders U.S. Small Cap Equity ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s Registration Statement.

PROSPECTUS

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.

Comment: As currently written in the “What are the Fund’s main investment strategies?” section, the Fund will invest at least 80% of its assets in the Morningstar® US Small Cap Target Market Exposure Extended Index (the “Underlying Index”). The Fund’s prospectus also states that “The Underlying Index primarily includes small-capitalization companies, although mid-capitalization companies can be included.” The use of the word “primarily” does not coincide with a commitment that the Fund will invest at least 80% of its assets in small cap securities. Because “Small Cap” is in the name of the Underlying Fund, the Fund’s prospectus should clearly state that the Fund will invest at least 80% of its assets in small cap securities.

Response: The requested change will be made.

3.

Comment: Investment in preferred stock is currently listed in the “What are the Fund’s main investment strategies?” section, but no corresponding risk disclosure is included in “The Fund’s Main Investment Risks” section. Please reconcile this discrepancy.

Response: The Fund’s investment in preferred stock is not a principal investment strategy. Corresponding changes will be made to the prospectus.

4.

Comment: The fourth paragraph in the “Management and Administration” section states that “JPMIM uses the portfolio management, research and other resources of a foreign (non-U.S.) affiliate of JPMIM and may provide services to the Fund through a “participating affiliate” arrangement, as that term is used in relief granted by the staff of the SEC.” Please confirm that any participating affiliate arrangements will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

Response: J.P. Morgan Investment Management Inc. (the “Adviser”) confirms that to the extent any participating affiliate arrangements are used, they will comply with the conditions set forth in prior staff no-action letters and in the March 2017 Division of Investment Management Information Update for advisers relying on the Unibanco line of no-action letters.

5.

Comment: Page Part I – 1 of the Fund’s SAI states that the Fund will offer and issue shares only in creation units. Please confirm that the number of shares in a creation unit will not be less than 25,000 shares and please consider stating the number of shares in each creation unit in the SAI.

Response: The Fund confirms that creation units will not be less than 25,000 shares and the number of shares in each creation unit will be listed on Part I – Page 7 of the Fund’s SAI.

6.	Comment: If the Fund is a party to a sublicense agreement for the Underlying Index, please file the agreement as an exhibit to the Trust’s registration statement.

Response: The Sublicense Agreement between the Trust and the Adviser was previously filed on EDGAR on June 27, 2018. An amended Schedule A will be filed at or prior to the effective date of the Fund’s registration statement.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch
Zachary Vonnegut-Gabovitch
Assistant Secretary

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